# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corebridge Financial, Inc., CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001484870

## Reporting persons
- Argon Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 47,462,123; shared voting power 0; sole dispositive power 47,462,123; shared dispositive power 0; aggregate amount beneficially owned 47,462,123 (10.6% of the class)
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 47,462,123; shared voting power 0; sole dispositive power 47,462,123; shared dispositive power 0; aggregate amount beneficially owned 47,462,123 (10.6% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 47,462,123; shared voting power 0; sole dispositive power 47,462,123; shared dispositive power 0; aggregate amount beneficially owned 47,462,123 (10.6% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 47,462,123; shared voting power 0; sole dispositive power 47,462,123; shared dispositive power 0; aggregate amount beneficially owned 47,462,123 (10.6% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 47,462,123; shared voting power 0; sole dispositive power 47,462,123; shared dispositive power 0; aggregate amount beneficially owned 47,462,123 (10.6% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 47,462,123; shared voting power 0; sole dispositive power 47,462,123; shared dispositive power 0; aggregate amount beneficially owned 47,462,123 (10.6% of the class)

## Item 1. Issuer
Name of issuer: Corebridge Financial, Inc.
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas 77019

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Argon Holdco LLC
(ii) Blackstone Holdings II L.P.
(iii) Blackstone Holdings I/II GP L.L.C.
(iv) Blackstone Inc.
(v) Blackstone Group Management L.L.C.
(vi) Stephen A. Schwarzman
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2026 Argon Holdco LLC directly holds 47,462,123 shares of common stock, par value $0.01 per share (the "Common Stock"). Blackstone Holdings II L.P. is the sole member of Argon Holdco LLC.

Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by Argon Holdco LLC, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Argon Holdco LLC) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.

Calculations are based on 445,772,522 Common Stock outstanding as of July 31, 2026 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2026.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Argon Holdco LLC: /s/ Victoria Portnoy, By: Blackstone Holdings II L.P., its sole member, By: Blackstone Holdings I/II GP L.L.C., its GP, By: Victoria Portnoy, MD - Assistant Secretary (11/06/2026)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, By: Blackstone Holdings I/II GP L.L.C., its general partner, By: Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (11/06/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (11/06/2026)